November 22, 2024

Marc de Garidel
Chief Executive Officer
Abivax S.A.
7-11 boulevard Haussmann
76009 Paris
France

       Re: Abivax S.A.
           Registration Statement on Form F-3
           Filed November 19, 2024
           File No. 333-283336
Dear Marc de Garidel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Minkyu Park